

August 8, 2014

Via Email
Bret S. Price
Senior Vice President & Chief Financial Officer
MVB Financial Corp.
301 Virginia Avenue
Fairmont, West Virginia 26554-2777

Re: MVB Financial Corp.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 28, 2014
File No. 000-50567

Dear Mr. Price:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed for the period ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary Financial Results, page 19

1. Please revise, in future filings, to include a discussion of the segment operating results as identified in Note 21 to the audited financial statements, for each of the periods presented. Refer to Item 303(a)(3) of Regulation S-K. In addition, please tell us the reasons for the low level of income tax expense recognized within the Commercial and Retail Banking segment during 2013.

Notes to Consolidated Financial Statements

Note 3. Loans and Allowance for Loan Losses, page 51

2. We note the disclosure that the company purchased, in late 2013, $74.3 million in commercial loans in the Northern Virginia area. Please tell us, and revise in future filings, to address the nature of the loans acquired, identifying whether they were performing or purchased credit impaired loans or a combination of both as well as whether these loans were acquired at a discount or a premium and the associated accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3452 if you any other questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Review Accountant